EXHIBIT 99.1

For Immediate Release 20-30-TR	Date:	April 22, 2020

Teck Reports Voting Results from Annual General Meeting

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual and Special Meeting of Shareholders held Tuesday, April 21, 2020 in Vancouver, British Columbia. A total of 6,006,592 Class A common shares and 383,118,022 Class B subordinate voting shares were voted at the meeting, representing 76.14% of the votes attached to all outstanding shares.

Shareholders voted in favour of all items of business before the meeting, as follows:

1.          Shareholders elected 12 directors, as follows:

	Votes in Favour	Votes Withheld	% of Votes in Favour
M.M. Ashar	961,683,626	22,860,158	97.68
Q. Chong	743,402,266	241,141,518	75.51
E.C. Dowling	957,024,329	27,519,455	97.20
E. Fukuda	960,097,665	24,446,119	97.52
T. Higo	959,952,267	24,591,517	97.50
N.B. Keevil III	964,714,856	19,828,928	97.99
D.R. Lindsay	964,586,912	19,956,872	97.97
S.A. Murray	961,540,217	23,003,567	97.66
T.L. McVicar	962,605,698	21,938,086	97.77
K.W. Pickering	963,862,380	20,681,404	97.90
U.M. Power	964,836,512	19,707,272	98.00
T.R. Snider	964,751,127	19,792,657	97.99

2.	Shareholders appointed PricewaterhouseCoopers LLP as auditor of the Corporation.

3.
The resolution on Teck’s approach to executive compensation (“say on pay”) as described in Teck’s management proxy circular dated February 28, 2020 (the “Circular”) was approved, with 95.30% of votes cast in favour.

4.	The resolution to amend Teck’s stock option plan and to ratify the grant of certain stock options granted thereunder as set out in the Circular was approved, with 87.97% of votes cast in favour.
Although all of the nominated directors received the support of more than 50% of votes cast at the meeting, the Teck Board has taken note of the significant number of votes cast by holders of Class B Subordinate Voting Shares that were withheld in connection with the election of Mr. Quan Chong. The Board understands that major proxy advisory services recommended that votes be withheld in respect of

Mr. Chong’s election to the Board on the grounds of his attendance at Board and Committee meetings in 2019. Although not required to do so under Teck’s Majority Voting Policy, Mr. Chong has tendered his resignation, in light of the voting results of the meeting. The Board has considered the matter and has determined not to accept Mr. Chong’s resignation. The Board has considered, among other things, the fact that Mr. Chong’s 2019 attendance was adversely affected for medical reasons. The Board also considers Mr. Chong’s specific skills, including his insight into China’s economy and political landscape unique among members of the Board and, therefore, of significant benefit.
Detailed voting results for the meeting are available on SEDAR at www.sedar.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com